COVER PHOTO
                                  CENTERED HERE

                                                              SMITHWAY
                                                              MOTOR XPRESS CORP.
                                                              1996 ANNUAL REPORT

                               CORPORATE PROFILE

Smithway Motor Xpress Corp. (the "company") is a truckload carrier of diversified freight with a primary concentration on the flatbed segment of the truckload market. The company provides freight service to 49 states in the U.S. and eight provinces in Canada. Its principal geographic market was from the Rocky Mountains in the West to the Appalachian Mountains in the East until 1996, which it extended to the California coast through an acquisition. The company has experienced impressive growth in recent years. From 1992 to 1996, revenues increased 67% to $93.7 million, and net earnings rose ten times from $375,000 to $4.0 million. While revenue growth was a factor in the company's higher earnings, improved efficiencies also had a major impact as evidenced by a decline in its operating ratio from 96.3% in 1992 to 91.1% in 1996.

The company became publicly-owned in June, 1996, when it conducted its initial public offering of 2,150,000 shares of Class A Common Stock. The company's Class A Common Stock is traded on the Nasdaq National Stock Market under the symbol:
SMXC.

                               TABLE OF CONTENTS

Financial and Highlights                                                     1
Report to Stockholders                                                       2
The Year in Review                                                           5
Selected Financial Data                                                     10
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                             11
Independent Auditors' Report                                                16
Consolidated Financial Statements                                           17
Notes to Consolidated Financial Statements                                  23
Investor Information                                                        32
Executive Officers and Directors                                            33


                          FORWARD LOOKING INFORMATION

This annual report and statements by the company in other reports to its stockholders and public filings, as well as oral public statements by company representatives may contain certain forward looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include economic recessions or downturns in customers' business cycles, excessive increases in capacity within truckload markets, decreased demand for transportation services offered by the company, rapid inflation and fuel price increases, increases in interest rates, and the availability and compensation of qualified drivers and owner-operators. Readers should review and consider the various disclosures made by the company in this annual report and in other reports to its stockholders and periodic reports on forms 10-K and 10-Q.

                              FINANCIAL HIGHLIGHTS
Year ended December 31,         1996            1995            Change
-----------------------------------------------------------------------------
(In thousands, except per
 share amounts)
Operating revenue .......    $93,667           $77,339          + 21.1%
Operating expense .......     85,309            70,630          + 20.8%
                             -------------------------
Earnings from operations       8,358             6,709          + 24.6%
Interest expense, net ...     (1,548)           (1,225)         + 26.4%
                             -------------------------
Earnings before income
 taxes ..................      6,810             5,484          + 24.2%
Income taxes ............     (2,860)           (2,393)         + 19.5%
                             -------------------------
Net earnings ............    $ 3,950           $ 3,091          + 27.8%
                             =========================
Net earnings per common
 share ..................    $  0.93           $  0.88          +  5.7%
                             =========================
Weighted average shares
 outstanding ............      4,250             3,524          +  20.6%
                             =========================

Selected Operating Data
(In whole numbers)

Operating ratio .........      91.1%             91.3%          -  0.02%

At Year End
Number of company tractors       458               376          +  21.8%
Number of trailers ......      1,492             1,167          +  27.8%
Number of owner/operators        406               303          +  34.0%


                               TERMINAL LOCATIONS

(GRAPHIC OF MAP OF THE UNITED STATES INDICATING TERMINAL LOCATIONS)

                             REPORT TO STOCKHOLDERS

First, I want to welcome our more than 1,200 new stockholders who joined the Smithway family last July when we made our initial public offering. They contributed more than $11 million to our company. Their cash infusion helped us to acquire Marquardt Transportation, Inc., our first acquisition since going public. Acquisitions are an integral part of our long-term growth strategy, which I believe will help us reach our revenue goal of $200 million by the year 2000. Nonetheless, profits are no less important. Therefore, while I am optimistic we can reach our goal, we will not make acquisitions solely to boost revenue. In that regard, our growth strategy, which touches on this very point, is outlined on pages seven to nine in this annual report, and I think you will find it interesting reading.

It gives me great pleasure to report that Smithway achieved record revenues and earnings for 1996. Revenue rose to an all-time high of $93.7 million, increasing 21.1% from $77.3 million in 1995. Net earnings also set a record--$4.0 million in 1996, up 27.8% from $3.1 million, or 93 cents per share up from 88 cents reported a year earlier. I am particularly gratified that we were able to produce a near six percent increase in net earnings per common share as we had an approximate 20.6% increase in average weighted shares outstanding last year following the sale of approximately 2.2 million shares in our initial public offering last June.

These financial statistics for 1996 are encouraging, but they are already behind us. Far more important is how we perform in 1997 and the years thereafter. And I want to be very candid with each of you. I do not know what will happen tomorrow or next week. Nor does anyone else. But if past performance can be viewed as a harbinger of things to come, then I believe we have a promising future. Since 1992, we increased our revenue 67 percent--from $56.1 million to $93.7 million. In the same period we increased our net earnings nearly ten times--from $375,000 to $4.0 million. We did this because we offer more than our competitors do, and we pay very close attention to profit margins.

We are a market driven company. We provide what our customers want--safe, dependable drivers, new trucks, convenient and timely service, point to point deliveries, satellite technology to locate and intercept trucks enroute, and sophisticated computers that interface with our customers' computers so they can dispatch pickup orders and get their billings electronically; in short, a paperless environment.

(CHARTS)
SMX Performance
(in millions of dollars)

Revenues

92      56.1
93      59.9
94      69.2
95      77.3
96      93.7


Net Earnings

92      0.4
93      0.8
94      2.9
95      3.1
96      4.0

We can do these things because we are well financed; we pay close attention to customer needs; and we derive the majority of our revenue from the flatbed sector of the trucking market, which is generally conceded to be underfinanced and comprised mainly of smaller operators with little taste for the more modern electronic controls and systems that customers have come to expect and demand. As a result, we have built up many solid core relationships with major shippers, which are becoming more dominant in the marketplace. And we have been able to acquire trucking companies that have wearied of competing for business and lack the capital to become formidable competitors.

We are old-fashioned entrepreneurs, and we attract like-minded people to our company, which is a cornerstone of our success. We are not necessarily smarter; we just work harder and longer. Our drivers, terminal operators and sales force get handsomely compensated for the revenues they produce. We attract ambitious individuals because they are compensated for what they accomplish.

I mention these things because I want you to get the flavor of management so that you can better evaluate your investment in our company. It is not in my nature to make promises about things I cannot control or to make predictions with the precision that only hindsight delivers. Notwithstanding and regardless of the future direction of the economy, we believe we will get our share of the business available chiefly because we have paid close attention to cultivating solid, core carrier relationships. In addition, we will continue to pursue attractive acquisitions, and I believe our competitive drive may well induce some truckers to join forces with us--sooner than later.

Again, I want to thank our new stockholders for their contribution to the company. I look forward to meeting many of you at our upcoming annual meeting and would be delighted to hear from you at any time.


/s/ William G. Smith
-----------------------------------------------
William G. Smith
Chairman, President and Chief Executive Officer

Fort Dodge, Iowa, March 28, 1997

(PHOTO OF WILLIAM G. SMITH)
William G. Smith
Chairman, President and
Chief Executive Officer

(PHOTO)
(Flatbed trailer being loaded)
Loading a cargo of gypsum board on a Smithway flatbed trailer. Smithway's niche is the flatbed segment of the trucking market, which is not as well financed or technologically advanced as the dry van segment. This focus provides Smithway with a competitive advantage in that market because of its strong financial condition, excellent customer service, and focus on modern technology.

(SIDEBAR)
Smithway's objective is to accelerate the expansion of its operations to take advantage of growth opportunities resulting from an industry trend toward larger, better capitalized carriers, while maintaining profitability and premium service. Its growth strategy contains six key elements:

o Market Leadership,
o Freight Diversification,
o Acquisitions,
o Return on Equity,
o Productivity Incentives, and
o Operating Efficiencies.


(CHART)

Diversified Freight Base - 1996

Steel                  31.8%
Dry Van                14.6%
Brokerage               6.9%
Logistics               5.6%
Railroad Equipment      6.0%
Tires                   2.3%
Machinery & Irrigation  5.1%
Other                   7.4%
Building Materials     15.2%
Lumber                  5.1%

Smithway has a broad base of more than 1,200 customers, which ship a variety of freight. This diversification helps Smithway reduce its exposure to seasonal fluctuations in business cycles.


                               THE YEAR IN REVIEW

Nineteen ninety-six was a pivotal year. Smithway Motor Xpress ("Smithway," "the company") conducted its initial public stock offering last June, acquiring more than 1,200 new stockholders. The offering brought more than $11.0 million cash to the company. The cash infusion helped to reduce the company's long-term debt at that time to $13.0 million and improve its long-term debt to total capital ratio from 73.0% to 34.7%. It also increased the company's working capital to $3.8 million, eliminating a deficit of $416,000, and it raised stockholders' equity from $9.8 million to $21.9 million.

When its initial public offering was completed, the company's common stock began trading on the Nasdaq national stock market under the symbol: smxc.

During 1996, the company made two acquisitions. In January, it purchased the business of a truckload carrier, Smith Trucking Company of McPherson, Kansas. Subsequent to that acquisition, the company's business increased substantially. In October, it acquired certain assets of Marquardt Transportation, Inc. (Marquardt) of Yankton, South Dakota. Marquardt served the standard flatbed and over-dimensional markets, which complement the company's primary operations --diversified freight transported mostly in the flatbed segment of the truckload market.

The Marquardt acquisition also provided the company with an expanded customer service area from its terminals in Yankton, South Dakota, and Stockton, California.

The Stockton location extended Smithway's effective operating routes from the Rocky Mountains to the California west coast. Marquardt's operating route structure also provided the company with an excellent driver recruiting base, which is most important to the company's continuing success. In this regard, Smithway believes it does a better job of attracting and retaining drivers than the industry does as a whole. In 1996 its average annual driver turnover rate was 75.9% compared to a 100% estimated industry rate.

Modern Fleet
All Smithway tractors and trailers feature air-ride suspension to reduce the possibility of damage to a load and improve driver comfort. More than 2,300 pieces of equipment are available to Smithway's clients. They range from 45-foot flatbed trailers to 53 foot dry vans. Approximately 53% of the company's tractors are less than two years old. New equipment provides the following advantages: better fuel mileage, fewer repairs, and enhanced driver satisfaction.

(PHOTO)
(Smithway driver in cab of tractor)
Smithway has been able to outperform the industry in driver retention by providing attractive compensation and, through aggressive sales and marketing efforts, convenient pick ups for return trips that increase their earnings and get them home more often. Since 1991, Smithway has been ranked first or second nationally for its safe driving record among all trucking companies in its class.



Operating Review
Smithway's growth continued throughout 1996. Approximately 53% of its 1996 growth resulted from acquisitions, and 47% from internal expansion.

At 1996 year-end, Smithway had more customers, tractors, trailers and drivers than at any other time in its 38-year history. It operated in 49 states and eight Canadian provinces through a network of 24 strategically located terminals and regional offices. The company's customer count reached in excess of 1,200 in 1996. The number of employee drivers increased 21.8% to 458 from 376; owner-operators increased 34% to 406 from 303; and trailers were up 27.8% at 1,492 from 1,167 at 1995 year-end. The weighted average number of tractors in use during 1996 increased to 747 from 619.

These gains in customers, drivers and equipment were the principal reasons the company was able to increase its operating revenue 21.1% in 1996, from $77.3 million in 1995 to $93.7 million, and its net earnings increased 27.8% from $3.1 million (1995) to $4.0 million (1996) with corresponding net earnings per common share of 88 cents (1995) and 93 cents per common share (1996).

(PHOTO)
Safety Award

(SIDEBAR)
Smithway has an outstanding safety record. It has been ranked first or second in its particular mileage category in the ITCC competition in each of the past five years. Its drive for safety pays important dividends: insurance costs as a percent of its revenue mile have declined 46.3% in the past five years, and shippers prefer to do business with truckers that emphasize safety as it gives them greater peace of mind about their cargo, particularly during hazardous weather conditions.


Management was especially pleased that it was able to increase earnings per share despite a 20.6% increase in the average number of shares outstanding because of the public stock offering last June.

Strategic Growth Plans
Smithway seeks to accelerate the expansion of its operations to take advantage of growth opportunities arising out of an industry trend toward larger, better capitalized carriers, while simultaneously maintaining or improving its operating margins and premium service to its customers.

The company's growth strategy is focused on six elements: market leadership, freight diversification, strategic acquisitions, operating efficiencies, above average return on equity, and productivity incentives.

Market Leadership. The company seeks to expand its market leadership role through a combination of premium service, expanded equipment availability, and broad geographic coverage in the flatbed niche market segment. Smithway emphasizes high service standards, core carrier, and dedicated fleet relationships with major shippers.

Freight Diversification. Although Smithway's primary focus is on its flatbed customers, it seeks to diversify its operations to reduce its exposure to fluctuations in the business cycle. The company is achieving this objective through its expansion into the dry van market, and the addition of transportation logistics, brokerage, specialized railroad service, dedicated route operations and transportation of non-construction freight such as tires, machinery, and irrigation systems.

Strategic Acquisitions. Smithway is pursuing strategic acquisitions of both flatbed and dry van carriers, with a primary focus on flatbed carriers. Targeted candidates are in the $7 million to $20 million annual revenue range. In recent years, a substantial portion of the company's expanded revenues has been achieved through acquisitions of smaller, more leveraged trucking companies operating in or contiguous to its territories. Relative to the dry van trucking industry, the flatbed segment is undercapitalized, less technologically oriented and characterized by aging vehicles. Smithway's strategy is to expand the market share of its acquired companies by providing their customers with substantially better service through dedicated, safety-conscious professional drivers operating a modern fleet of trucks that are controlled and directed by sophisticated transportation.

(PHOTO)
(Smithway mechanic working on tractor engine)
Smithway has reduced the average age of its  tractors  from 44 months in 1993 to
21.4 months in 1996. By meticulously maintaining its newer trucks, the company reduced its operating costs per mile from 30 cents to 24.6 cents in the past three years. Simultaneously, it keeps more trucks on the road, thereby increasing customer satisfaction and its revenues.

(SIDEBAR)
Smithway meticulously maintains its fleet of late model trucks. This close attention to detail keeps more trucks on the road, which simultaneously increases its revenues and delivers improved customer service.

Operating Efficiencies. The company's operating ratio improved to 91.1% for 1996 compared with 91.3% for 1995 and 96.3% in 1992. Smithway's current operating ratio ranks among the best of all flatbed trucking companies in the nation.

Smithway enhances its operating efficiency through freight-selection software, satellite-based communications, and modern revenue equipment. Investments in modern equipment are making an important contribution to the company's profits. By reducing the average age of its tractors from 44 months in 1993 to 21.4 months in 1996, Smithway was able to reduce its operating costs per mile from 30 cents in 1993 to 24.6 cents in 1996. These per mile savings translated into an increase in operating earnings of $2,330,000 in 1996 over what they would have been had the company's operating costs per mile remained at the 1993 level.

Apart from modernizing its fleet by replacing its tractors every three years and its trailers every seven years, Smithway has also materially updated its infrastructure in recent years. It employs a Qualcomm satellite-based system to keep lines of communication open with its customers and drivers. Customers are able to track loads en route, and drivers can inform the company of problems and opportunities as well as communicate with their families. Billing procedures are streamlined through EDI (electronic data interchange) as customers receive invoices online. Its Spectrum freight optimization software ranks potential loads on the rate per loaded mile, expense of empty miles and probability of a profitable return load from that destination. Technology under consideration includes tracking of engine performance to monitor efficiency.

Revenue enhancement is an integral part of the company's emphasis on improving operating efficiencies because properly-managed higher revenues bring economies of scale. In addition to providing better service, Smithway believes it will also be able to expand its revenues by obtaining more business from shippers with private fleets, which are increasingly outsourcing their shipping needs because Smithway is able to offer rates below what it costs corporate shippers to operate their in-house fleets.

Return on Equity. The company believes emphasizing an acceptable return on equity is a vital factor in achieving sustainable growth. It seeks to enhance its asset productivity and simultaneously limit its capital investment by using equipment owned by others--independent contractors and facilities provided by commission sales agents. Specialization in the flatbed market reduces capital requirements because the flatbed sector requires a lower ratio of trailers to tractors than the dry van market.

Productivity Incentives. The company promotes an entrepreneurial spirit by compensating its independent contractors, commission sales agents and most flatbed drivers primarily on a percentage of revenue basis. It compensates its sales representatives, terminal managers and selected management personnel with a combination of salaries and bonuses based on a percentage of revenue. By tying compensation to revenue and revenue growth, the company believes its objectives and those of its employees and independent contractors are in harmony, and therefore are more likely to achieve a common goal than any other compensation method it might devise.

Conclusion.   Management  believes  its  goals  are attainable. Its finances are sound; its equipment is quite modern and well maintained; and its technology is particularly advanced in the area of its primary focus--the flatbed market.

                      SELECTED CONSOLIDATED FINANCIAL DATA
            (In thousands, except share amounts and operating data)
--------------------------------------------------------------------------------
Years Ended December 31,       1996      1995      1994      1993      1992

Statement of Operations
 Data:
Operating revenue ........ $  93,667 $  77,339 $  69,180 $  59,931 $  56,073
Earnings from
 operations ..............     8,358     6,709     5,952     2,887     2,103
Net earnings .............     3,950     3,091     3,107     1,019       530
Pro forma net
 earnings <F1> ...........     3,950     3,091     2,875       842       375
Pro forma net earnings
 per common share <F1><F2> $    0.93 $    0.88 $    0.82 $    0.25 $    0.11
Pro forma weighted
 average shares
 outstanding <F2>......... 4,249,890 3,524,042 3,498,212 3,428,270 3,430,524

Operating Data<F3>:
Operating ratio <F4> .....     91.1%     91.3%     91.4%     95.2%     96.3%
Average revenue per
 tractor per week ........ $   2,243 $   2,160 $   2,272 $   2,129 $   2,015
Average revenue per
 loaded mile ............. $    1.37 $    1.38 $    1.39 $    1.33 $    1.30<F5>
Empty miles percentage ...     15.3%     15.1%     15.1%     15.5%     16.0%
Average length of haul
 in miles ................       568       563       571       583       599
Company tractors at
 end of period ...........       458       376       302       288       261
Independent contractor
 tractors at end of
 period ..................       406       303       258       219       229
Weighted average tractors
 during period ...........       747       619       532       497       489
Trailers at end of period      1,492     1,167       911       814       818

-------------

<F1> Adjusted  to reflect a  provision  for pro forma  income  taxes for certain related entities acquired by Smithway, the earnings of which were not subject to corporate income taxes. Such transactions were accounted for in a manner similar to a pooling of interests. See "Acquisition of Related Companies and Holding Company Formation" and Notes 1 and 14 to Consolidated Financial Statements.

<F2> Adjusted to reflect the issuance of 3,513,697 shares of Common Stock by the
Company in the formation of the holding company and acquisition of related entities referred to in Note (1) above. See "Acquisition of Related Companies and Holding Company Formation" and Note 1 to Consolidated Financial Statements.

<F3> Excludes brokerage activities except as to operating ratio.

<F4> Operating  expenses  as a  percentage  of  operating  revenue.  The Company finances some of its revenue equipment under operating leases rather than through debt financing or capitalized leases and utilizes independent contractors whose compensation includes the implied cost of financing the equipment owned by them. As a result, the financing costs associated with such equipment are characterized as operating expenses. The Company's Adjusted Operating Ratio, which removes such implied financing costs from operating expenses, was 88.9%, 88.5%, 89.6%, 92.9%, and 93.2% for the years ended December 31, 1996, 1995, 1994, 1993, and 1992, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion of Adjusted Operating Ratio.

<F5> Net of fuel surcharge.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL
The Company focused upon net earnings growth during the period from 1991 to 1995. During that period, management emphasized conservative revenue growth and improved profitability, while implementing systems to support sustained growth. After establishing a more efficient base, in 1995 and continuing through 1996 the Company increased its rate of revenue growth. The Company expanded internally and through acquisitions of the assets and business of three trucking companies. In addition, the Company concluded its initial public offering on July 2, 1996, and used the approximately $10.7 million in net proceeds after underwriting discounts and offering expenses to reduce outstanding debt. The Company's revenue grew 35.4% from 1994 to 1996. Net earnings improved 27.1% and net earnings per share 13.4% over the same period.
        The Company operates a fleet comprised of both Company-owned revenue equipment and revenue equipment owned by independent contractors. Using independent contractors reduces fixed costs, capital requirements, and revenue equipment debt. This can improve the Company's return on equity. The use of independent contractors affects the Company's expense categories by increasing purchased transportation while decreasing compensation and employee benefits; fuel, supplies, and maintenance; insurance and claims; and depreciation. In addition, the independent contractors' implied financing costs for their equipment and the implied interest component of operating leases are reflected as operating expenses (purchased transportation) rather than interest expense, which negatively impacts the Company's operating ratio. As a result, management evaluates the Company's operating efficiency through the Company's "Adjusted Operating Ratio." The Adjusted Operating Ratio is calculated by assuming that all tractors and trailers obtained from independent contractors and under operating leases were Company-owned equipment having a value equal to the average net book value of the tractors and trailers owned by the Company, with such amount financed at an interest rate equal to the average interest rate on the Company's equipment debt. The average net book value of the Company-owned tractors and the weighted average number of tractors provided by both independent contractors and third-party lessors, respectively, were $34,271 and 391 in 1992, $40,846 and 374 in 1993, $36,649 and 366 in 1994, $64,371 and 380
in 1995, and $59,094 and 423 in 1996. The average net book value of the Company-owned trailers and the weighted average number of trailers provided by both independent contractors and third-party lessors, respectively, were $9,092 and 241 in 1992, $7,587 and 236 in 1993, $8,437 and 247 in 1994, $9,843 and 316
in 1995, and $13,408 and 375 in 1996. The Company's average interest rate on equipment debt in such years was 11.1%, 7.9%, 7.8%, 7.8%, and 7.5%. The amount of assumed interest expense is subtracted from operating expenses to produce an operating ratio that excludes financing costs. The total amount of assumed interest expense subtracted from operating expenses was approximately $1.7 million, $1.3 million, $1.2 million, $2.2 million, and $2.3 million in each of 1992 through 1996, respectively. Management believes that the Company's Adjusted Operating Ratio reflects operating efficiency more accurately than its operating ratio because the Adjusted Operating Ratio excludes the effects of fluctuating numbers of independent contractors and assets obtained under operating leases.
        The Company's effective income tax rate reflected herein and in its Consolidated Financial Statements is different from the combined federal and state expected tax rate for a corporation headquartered in Iowa. In 1992, the Company began absorbing driver per diem travel expenses, a significant portion of which are not deductible and inflate the Company's effective tax rate. The impact of the Company's paying driver per diem travel expenses varies depending upon the ratio of drivers to independent contractors and the Company's net earnings. In addition, prior to 1995, the Company's effective tax rate was affected because the net earnings of two former affiliated entities that were not subject to corporate income taxes were combined with the Company's net earnings because of common ownership. The Company acquired the entities effective January 31, 1995, and since such date has paid corporate taxes on the pretax earnings attributable to such entities. The pro forma provision for income taxes reflected in this report reflects the income taxes that would have been payable on the pretax earnings of such entities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table sets forth the percentage relationship of certain items to revenue for the periods indicated:

                                                   1996      1995      1994
----------------------------------------------------------------------------
Operating revenue .........................        100.0%   100.0%     100.0%
Operating expenses:
        Purchased transportation ..........         39.6     40.9       39.9
        Compensation and employee benefits          23.0     22.2       22.2
        Fuel, supplies, and maintenance ...         13.5     13.2       13.2
        Insurance and claims ..............          3.2      2.4        2.1
        Taxes and licenses ................          2.1      2.1        2.0
        General and administrative ........          5.1      4.6        4.5
        Communication and utilities .......          0.8      1.0        1.0
        Depreciation and amortization .....          4.0      5.0        6.1
                                                   -------------------------
        Total operating expenses ..........         91.4     91.3       91.1
                                                   -------------------------
Earnings from operations ..................          8.6      8.7        8.9
Interest expense (net) ....................          1.4      1.6        1.7
                                                   -------------------------
Earnings before income taxes ..............          7.2      7.1        7.3
Income taxes including pro forma provision
 for income taxes .........................          3.0      3.1        3.1
                                                   -------------------------
Pro forma net earnings ....................          4.2%     4.0%       4.2%
                                                   =========================

Comparison of year ended December 31, 1996 to year ended December 31, 1995. Operating revenue increased $16.3 million (21.1%), to $93.7 million in 1996 from $77.3 million in 1995. The revenue increase resulted primarily from a 20.7% increase in weighted average tractors, to 747 in 1996 from 619 during 1995 as the Company expanded internally to meet customer demand and acquired the business of Smith Trucking, Inc. in January 1996, and Marquardt Transportation, Inc. in October 1996. Equipment utilization (miles per tractors) increased 3.1% in 1996 over 1995. In addition, revenue from the Company's brokerage division increased 0.6%, to $6.4 million in 1996. These factors were offset by a decrease in revenue per loaded mile to $1.37 in 1996 from $1.38 in 1995, including fuel surcharge revenue of $473,000 in 1996. Revenue per tractor per week (excluding revenue from brokerage operations) increased 3.8%, to $2,243 in 1996 from $2,160 in 1995.
        Purchased transportation increased $5.8 million (18.2%), to $37.4 million in 1996 from $31.6 million in 1995. As a percentage of revenue, purchased transportation decreased to 39.9% in 1996 from 40.9% in 1995, as a reduction in the number of tractors financed under operating leases more than offset a slight increase in the percentage of revenue generated by independent contractors.
        Compensation and employee benefits increased $3.6 million (21.1%), to $20.8 million in 1996 from $17.2 million in 1995, but remained unchanged as a percentage of revenue. An increase in non-driver employees as a result of acquisitions offset a slight decline in the percentage of revenue produced by Company-owned tractors.
        Fuel, supplies, and maintenance increased $2.1 million (21.3%), to $12.3 million in 1996 from $10.2 million in 1995. As a percentage of revenue, fuel, supplies, and maintenance remained constant at 13.2% in 1996 and 1995, as reduced repair and maintenance expense attributable to a newer Company-owned tractor fleet was offset by higher average fuel costs. The Company's average fuel cost increased to $1.18 per gallon in 1996 from $1.08 in 1995.
     Insurance and claims increased $168,000 (9.2%), to $2.0 million in 1996 from $1.8 million in 1995. As a percentage of revenue, insurance and claims decreased to 2.1% of revenue in 1996 from 2.4% in 1995, as the Company reduced its self-retention without a corresponding increase in premiums paid.
     Taxes and licenses increased $268,000 (16.9%), to $1.9 million in 1996 from $1.6 million in 1995. As a percentage of revenue, taxes and licenses decreased to 2.0% of revenue in 1996 from 2.1% in 1995, as the Company hauled fewer loads requiring special permits.
        General and administrative expenses increased $622,000 (17.3%), to $4.2 million in 1996 from $3.6 million in 1995. As a percentage of revenue, general and administrative expenses decreased to 4.5% of revenue in 1996 from 4.6% in 1995, as the percentage of revenue generated by the Company's employees increased and the percentage of revenue generated by Smithway's independent commission agents and third-party freight brokers (who receive commissions larger than the revenue larger than the revenue bonuses received by the Company's employees) decreased. In addition, certain fixed costs remained constant while revenue increased.
        Communications and utilities increased $213,000 (28.1%), to $971,000 in 1996 from $758,000 in 1995. As a percentage of revenue, communications and utilities remained constant at 1.0% of revenue.
        Depreciation and amortization increased $1.9 million (48.0%), to $5.7 million in 1996 from $3.9 million in 1995. As a percentage of revenue, depreciation and amortization increased to 6.1% of revenue in 1996 from 5.0% in 1995. The increase was attributable to a newer fleet of Company-owned tractors and trailers, which increased the cost of the equipment being depreciated, and an increase in Company tractors financed with borrowing rather than operating leases. These factors were partially offset by an increase in revenue per tractor.
        As a result of the foregoing, the Company's operating ratio improved to 91.1% in 1996 from 91.3% in 1995. The Company's Adjusted Operating Ratio was 88.9% in 1996 compared with 88.5% in 1995.
        Interest expense increased $323,000 (26.4%), to $1.5 million in 1996 from $1.2 million in 1995. As a percentage of revenue, interest expense increased to 1.7% of revenue in 1996 from 1.6% in 1995, because increased average debt balances associated with expanding the fleet of Company-owned tractors and trailers ($19.7 million in 1996 compared with $17.4 million in 1995), more than offset lower average interest rates (7.5% in 1996 compared with 8.4% in 1995) and reduction of debt with the approximately $10.7 million net proceeds of the Company's initial public offering.
     The Company's effective tax rate was 42.0% in 1996 (3.1% of revenue), compared with 43.6% in 1995 (3.1% of revenue), in each case including the cost of nondeductible driver per diem expense absorbed by the Company. As a result of the factors described above, net earnings increased to $4.0 million in 1996 (4.2% of revenue) from net earnings of $3.1 million in 1995 (4.0% of revenue).

Comparison of year ended December 31, 1995 to year ended December 31, 1994. Operating revenue increased $8.2 million (11.8%), to $77.3 million in 1995 from $69.2 million in 1994. The revenue increase resulted primarily from a 16.4% increase in weighted average tractors, to 619 in 1995 from 532 during 1994 as the Company expanded to meet demand and a 32.8% increase in revenue from the Company's brokerage division, to $6.3 million. Revenue per loaded mile and empty miles percentage remained essentially constant in 1994 and 1995. Revenue per tractor per week declined 4.9%, to $2,160, in 1995 as overcapacity in the truckload industry and a slowing economy reduced productivity.
        Purchased transportation increased $4.2 million (15.3%), to $31.6 million in 1995 from $27.4 million in 1994. As a percentage of revenue, purchased transportation increased to 40.9% in 1995 from 39.6% in 1994.
Purchased transportation increased as revenue from the brokerage division and associated expenses increased faster than revenue from Company-transported loads.
        Compensation and employee benefits increased $1.3 million (8.2%) to $17.2 million in 1995 from $15.9 million in 1994. As a percentage of revenue, the decrease to 22.2% in 1995 from 23.0% in 1994 was principally a result of a decrease in workers' compensation expense attributable to lower premiums negotiated by management.
        Fuel, supplies, and maintenance increased $815,000 (8.7%), to $10.2 million in 1995 from $9.4 million in 1994. As a percentage of revenue, fuel, supplies, and maintenance decreased to 13.2% in 1995 from 13.5% in 1994, reflecting reduced repair and maintenance expense attributable to a newer Company-owned tractor fleet and lower average fuel costs as a result of more efficient use of a fuel provider network. The Company's average fuel cost decreased to $1.08 per gallon in 1995 from $1.10 in 1994.
        Insurance and claims decreased $411,000 (18.4%), to $1.8 million in 1995 from $2.2 million in 1994. As a percentage of revenue, insurance and claims decreased to 2.4% of revenue in 1995 from 3.2% in 1994, as the Company's safety record resulted in premium reductions while revenue increased.
        Taxes and licenses increased $134,000 (9.2%), to $1.6 million in 1995 from $1.5 million in 1994. As a percentage of revenue, taxes and licenses remained constant at 2.1% of revenue during each period.
        General and administrative expenses increased $80,000 (2.3%), to $3.6 million in 1995 from $3.5 million in 1994. As a percentage of revenue, general and administrative expenses decreased to 4.6% of revenue in 1995 from 5.1% in 1994, as the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

percentage of revenue generated by the Company's employees increased and the percentage of revenue generated by Smithway's independent commission agents and third-party freight brokers (who receive commissions larger than the revenue bonuses received by the Company's employees) decreased. In addition, certain fixed costs remained constant while revenue increased.
        Communications and utilities increased $173,000 (29.6%), to $758,000 in 1995 from $585,000 in 1994. As a percentage of revenue, communications and utilities increased to 1.0% of revenue in 1995 from 0.8% in 1994, as the Company equipped substantially all of its Company-owned tractors with Qualcomm satellite-based tracking and communications systems.
        Depreciation and amortization increased $1.1 million (39.8%), to $3.9 million in 1995 from $2.8 million in 1994. As a percentage of revenue, depreciation and amortization increased to 5.0% of revenue in 1995 from 4.0% in 1994. The increase was attributable to a newer fleet of Company-owned tractors and trailers, and the addition of Qualcomm units, both of which increased the cost of the equipment being depreciated. Also contributing to the increase in depreciation were decreases in revenue per tractor and gain on sale of revenue equipment to $96,000 in 1995 from $437,000 in 1994 also contributed as the Company's replacement cycle resulted in the disposal of fewer tractors and trailers.
        As a result of the foregoing, the Company's operating ratio improved to 91.3% in 1995 from 91.4% in 1994. The Company's Adjusted Operating Ratio was 88.5% in 1995 compared with 89.6% in 1994.
        Interest expense increased $259,000 (26.8%), to $1.2 million in 1995 from $966,000 in 1994. As a percentage of revenue, interest expense increased to 1.6% of revenue in 1995 from 1.4% in 1994, because increased average debt balances associated with expanding the fleet of Company-owned tractors and trailers ($17.4 million in 1995 compared with $11.0 million in 1994), more than offset lower average interest rates (8.4% in 1995 compared with 9.1% in 1994). In addition, lower revenue per tractor affected this fixed cost as a percentage of revenue.
     The Company's effective tax rate was 43.6% in 1995 (3.1% of revenue), compared with 42.3% in 1994 (3.0% of revenue, including pro forma provision for income taxes), in each case including the cost of nondeductible driver per diem expense absorbed by the Company. As a result of the factors described above, net earnings increased to $3.1 million in 1995 (4.0% of revenue) from pro forma net earnings of $2.9 million in 1994 (4.2% of revenue).

LIQUIDITY AND CAPITAL RESOURCES
The growth of the Company's business has required significant investments in new revenue equipment. Smithway historically has financed its revenue equipment requirements with borrowings under installment notes payable to commercial lending institutions and equipment manufacturers, borrowings under a $5.75 million line of credit, cash flow from operations, equipment leases from third-party lessors, funds provided by its initial public offering in June 1996, and through the use of independent contractors. The Company's primary sources of liquidity currently are funds provided by operations and borrowings under credit agreements with financial institutions and equipment manufacturers.*
        Net cash provided by operating activities was $7.0 million, $6.5 million, and $7.1 million for the years ended December 31, 1994, 1995, and 1996, respectively. The Company's principal use of cash from operations is to service debt and internally finance accounts receivable associated with growth in the business. Customer accounts receivable increased $993,000, $404,000, and $4.0 million for the years ended December 31, 1994, 1995, and 1996, respectively. The average age of the Company's accounts receivable was approximately 30 days for each of 1994, 1995, and 1996.
        Net cash provided by (used in) investing activities was $81,000, ($2.6 million), and ($8.4 million) for the years ended December 31, 1994, 1995, and 1996, respectively. In each instance, the investing activities related primarily to purchases, sales, and trades of revenue equipment. The Company expects capital expenditures (primarily for revenue equipment and satellite-based tracking and communication units), net of revenue equipment sales and trade-ins, to be approximately $12.3 million for 1997. Such projected capital expenditures will be funded with cash flow from operations, borrowings, or operating leases. In prior years, substantially all revenue equipment additions were financed through borrowing or leasing transactions.(*)
        Net cash used in financing activities of ($7.5 million), ($2.1 million), and ($766,000), for the years ended December 31, 1994, 1995, and 1996, respectively, consisted primarily of net payments of $3.9 million, $1.7 million, and $16.1 million of principal under the Company's long-term debt agreements and net borrowings (payments) of ($3.3 million), $0, and $4.5 million under the Company's line of credit.
        The maximum amount available under the Company's primary line of credit at December 31, 1996, was $5.75 million, on which the Company had drawn $4.5 million. The interest rate on the line of credit is .5% above the bank's prime rate. The line of credit is collateralized by accounts receivable and inventory. At December 31, 1996, the Company had outstanding long-term debt (including current maturities) consisting of approximately $15.9 million, most of which was comprised of obligations for the purchase of revenue equipment. Interest rates on this debt range from 5.67% to 7.9%, and the principal amounts mature at various dates through July 2001.
        Although the Company historically has experienced a working capital deficit common to many truckload carriers that have expanded by financing revenue equipment purchases, management believes that the Company's working capital deficits have had little impact upon liquidity. Management believes that available borrowings under the line of credit, future revenue equipment borrowings or leases, and cash flow generated from operations will meet its working capital requirements, anticipated capital expenditures, and obligations under operating leases at least through 1997.(*)

INFLATION AND FUEL COSTS
Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. With the exception of occasional fuel price increases, inflation has had a minimal effect upon the Company's profitability in recent years. In 1996, a sharp increase in fuel prices occurred nationwide as a result of a perceived shortage in supply. The Company historically has been able to pass through most long-term increases in fuel prices and taxes to customers in the form of surcharges and higher rates. Shorter-term increases are not fully recovered. As of December 31, 1996, the Company had entered into fuel surcharge agreements with [the majority] of its customers. The surcharges recovered approximately 27.3% of the increase in fuel prices. The fuel surcharges are adjusted weekly based on the national weekly average price of diesel fuel published by the Department of Energy. Management expects to maintain the fuel surcharges and seek additional rate increases.

SEASONALITY
In the trucking industry, results of operations show a seasonal pattern because customers generally reduce shipments during the winter season, and the Company experiences some seasonality due to the open, flatbed nature of the majority of its trailers. The Company at times has experienced delays in meeting its shipment schedules as a result of severe weather conditions, particularly during the winter months. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

CAUTIONARY STATEMENT OF FORWARD-LOOKING STATEMENTS
The Company may from time-to-time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases, and in reports to stockholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. In connection with this "safe harbor" provision, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. Factors that might cause such a difference include, but are not limited to, general economic factors, including fuel prices; the resale value of the Company's used tractors and trailers; the Company's ability to recruit and retain qualified drivers and independent contractors and their compensation level; competition from other trucking companies; and management's ability to identify, negotiate, and close attractive acquisitions. Readers may refer to the Company's annual report on Form 10-K for additional information regarding these factors.


(*) May contain "forward-looking" statements.

INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------
To the Stockholders and Board of Directors
Smithway Motor Xpress Corp.:

        We have audited the accompanying consolidated balance sheets of Smithway Motor Xpress Corp. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings, non-redeemable common stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smithway Motor Xpress Corp. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
-------------------------------------
KPMG Peat Marwick LLP

Des Moines, Iowa
February 14, 1997


CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in thousands, except per share data)

Years ended December 31,                     1996         1995          1994
------------------------------------------------------------------------------
OPERATING REVENUE:
        Freight .......................  $  93,428    $   77,020     $  69,044
        Other .........................        239           319           136
                                         -------------------------------------
            Operaing revenue                93,667        77,339        69,180
                                         -------------------------------------

OPERATING EXPENSES:
        Purchased transportation ......     37,386        31,621        27,420
        Compensation and employee
          benefits ....................     20,800        17,182        15,877
        Fuel, supplies, and maintenance     12,347        10,183         9,368
        Insurance and claims ..........      1,995         1,827         2,238
        Taxes and licenses ............      1,856         1,588         1,454
        General and administrative ....      4,214         3,592         3,512
        Communications and utilities ..        971           758           585
        Depreciation and amortization .      5,740         3,879         2,774
                                         -------------------------------------
             Total operating expenses .     85,309        70,630        63,228
                                         -------------------------------------
             Earnings from operations .      8,358         6,709         5,952

FINANCIAL (EXPENSE) INCOME:
        Interest expense ..............     (1,705)       (1,456)       (1,066)
        Interest income ...............        157           231           100
                                         -------------------------------------
             Earnings before income
               taxes ..................      6,810         5,484         4,986
        Income taxes (note 7) .........      2,860         2,393         1,879
                                         -------------------------------------
             Net earnings .............  $   3,950    $    3,091     $   3,107
                                         =====================================

PRO FORMA DATA (unaudited - Note 14):
        Historical net earnings .......  $   3,950    $    3,091     $   3,107
        Pro forma provision for
          income taxes ................         --            --           232
                                         -------------------------------------
        Pro forma net earnings ........  $   3,950    $    3,091     $   2,875
                                         =====================================

NET EARNINGS PER COMMON SHARE
 (pro forma in 1994) ..................  $     .93    $      .88     $     .82
                                         =====================================

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING (pro forma in 1994) ......  4,249,890     3,524,042     3,498,212
                                         =====================================


See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

December 31,                                                 1996       1995
----------------------------------------------------------------------------
ASSETS
Current assets:
        Cash and cash equivalents ................         $   940   $ 2,976
        Short-term investment (note 12) ..........             --        500
        Receivables (note 5):
                Trade ............................           9,676     5,708
                Other ............................             985       399
                Recoverable income taxes .........             211         9
        Inventories (note 5) .....................             713       416
        Deposits, primarily with insurers (note 12)            921       854
        Prepaid expenses .........................             846       921
        Deferred income taxes (note 7) ...........             282       176
                                                           -----------------
                        Total current assets .....          14,574    11,959
                                                           -----------------

Property and equipment (note 6):
        Land .....................................             531       481
        Buildings and improvements ...............           4,375     3,626
        Tractors .................................          28,245    20,423
        Trailers .................................          19,514    13,852
        Other equipment ..........................           3,543     3,049
                                                           -----------------
                                                            56,208    41,431
        Less accumulated depreciation ............          17,038    13,588
                                                           -----------------
                        Net property and equipment          39,170    27,843
                                                           -----------------

Other assets, net (notes 3 and 13) ...............           1,586       900
                                                           -----------------

                                                           $55,330   $40,702
                                                           =================


See accompanying notes to consolidated financial statements.


December 31,                                                 1996       1995
----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Line of credit (note 5) ........................   $ 4,490   $  --
        Current maturities of long-term debt (note 6) ..     3,260     4,861
        Accounts payable ...............................     2,211     1,972
        Accrued loss reserves (note 12) ................     1,267     1,370
        Other accrued expenses .........................     1,453     1,240
                                                           -----------------
                        Total current liabilities ......    12,681     9,443
Long-term debt, less current maturities (note 6) .......    12,644    18,358
Deferred income taxes (note 7) .........................     5,812     3,618
                                                           -----------------
                        Total liabilities ..............    31,137    31,419
                                                           -----------------

Redeemable Class A common stock (note 9) ...............      --       1,412
                                                           -----------------

Non-redeemable common stockholders' equity (note 8):
        Preferred stock ................................      --        --
        Common stock:
                Class A ................................        40        18
                Class B ................................        10        10
        Additional paid-in capital .....................    11,104      --
        Retained earnings ..............................    13,116     8,138
        Reacquired shares, at cost .....................       (77)      (52)
        Equity reduction for Employee Stock Ownership
          Plan (ESOP) debt (note 9) ....................       --       (243)
                                                           -----------------
                        Total non-redeemable common
                          stockholders' equity .........    24,193     7,871

Commitments (notes 11 and 12)
                                                           ------------------
                                                           $55,330  $ 40,702
                                                           ==================


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years ended December 31,                              1996      1995       1994
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings ..........................         $  3,950  $  3,091  $  3,107
                                                   ----------------------------
   Adjustments to reconcile net earnings to
    net cash provided by operating activities:
       Depreciation and amortization                  5,740     3,879     2,774
       Deferred income taxes .............            2,088     1,184       809
       Changes in:
         Trade receivables ...............           (3,968)     (404)     (993)
         Other receivables ...............             (586)      (90)       43
         Income taxes ....................             (202)     (791)      625
         Inventories .....................             (210)      (72)      (41)
         Deposits, primarily with insurers              (67)      (46)      (90)
         Prepaid expenses ................               90      (408)      (45)
         Accounts payable ................              139       319       519
         Accrued loss reserves ...........             (103)      131       183
         Other accrued expenses ..........              213      (270)      154
                                                   ----------------------------
            Total adjustments ............            3,134     3,432     3,938
                                                   ----------------------------
            Net cash provided by operating
              activities .................            7,084     6,523     7,045
                                                   ----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Payments for acquisition of Marquardt
    Transportation, Inc. .................           (3,834)      --        --
   Purchase of property and equipment ....           (6,341)   (2,836)     (424)
   Proceeds from sale of property and
    equipment ............................            1,321       211       428
   Payments received on notes receivable .              --        --         77
   Purchase of short-term investments ....              --       (500)     (500)
   Proceeds from short-term investments ..              500       500       500
                                                   ----------------------------
            Net cash (used in) provided
              by investing activities ....           (8,354)   (2,625)       81
                                                   ----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt ..........              --      2,869       --
   Principal payments on long-term debt ..          (16,068)   (4,593)   (3,873)
   Borrowings on line of credit agreement            93,593    77,606    66,610
   Payments on line of credit agreement ..          (89,103)  (77,606)  (69,911)
   Payments for reacquired shares ........              (25)      (52)      (21)
   Proceeds from issuance of common
    stock, net ...........................           11,232       --        220
   Distributions .........................              --        (55)     (574)
   Contributions .........................              --        182        40
   Other .................................             (395)     (448)      --
                                                   ----------------------------
            Net cash used in financing
             activities ..................             (766)   (2,097)   (7,509)
                                                   ----------------------------
            Net (decrease) increase in cash
             equivalents .................           (2,036)    1,801      (383)
Cash and cash equivalents at beginning of year        2,976     1,175     1,558
                                                   ----------------------------
Cash and cash equivalents at end of year .         $    940  $  2,976  $  1,175
                                                   ============================

                                       20


Years ended December 31,                              1996      1995       1994
-------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
                Interest ......................... $ 1,732   $ 1,401   $ 1,070
                Income taxes .....................     971     2,151       445
                                                   ===========================

SUPPLEMENTAL SCHEDULES OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
        Notes payable:
                Tractors and trailers ............ $ 8,996   $13,273   $ 4,844
                Tires on above:
                        Prepaid at end of year ...     207       232       133
                        Expensed .................     439       365       209
        Notes receivable issuance for sale of
          property and equipment .................     --        --        453
        Principal payments made by ESOP ..........     243       105        95
        Liability established for fractional shares
          to be acquired (note 8)                      --       (203)      310
        Liability established for remaining payment
          for intangible assets related to
          acquisition of Marquardt Transportation,
          Inc. ...................................    100        --        --
                                                   ===========================

CASH PAYMENTS FOR ACQUISITION OF
 MARQUARDT TRANSPORTATION, INC. (note 3):
        Revenue equipment ........................ $ 3,004
        Intangible assets ........................     727
        Inventories ..............................      87
        Prepaid expenses .........................      16
                                                   -------
                                                   $ 3,834
                                                   =======

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF NON-REDEEMABLE COMMON
STOCKHOLDERS' EQUITY
(Dollars in thousands)

                                                                       Total
                            Non-                              Equity     non-
                           redeem-                          reduction redeemable
                            able Additional                    for     common
                           common paid-in Retained Reacquired ESOP stockholders'
                            stock capital earnings   shares   debt    equity
                           -----------------------------------------------------
BALANCE AT DECEMBER 31,
    1993 ................. $    28      0   2,965      (37)   (443)    2,513
Net earnings .............       0      0   3,107        0       0     3,107
Net distributions ........       0      0    (534)       0       0      (534)
Reduction of ESOP debt ...       0      0       0        0      95        95
Sale of 147,879
    common shares ........       1    219       0        0       0       220
Acquisition of common
    shares (note 8) ......       0   (219)    (91)     (21)      0      (331)
Change in value and number
    of redeemable common
    shares (note 8) ......      (1)     0    (280)       0       0      (281)
                            ----------------------------------------------------
BALANCE AT DECEMBER 31,
    1994 .................      28      0   5,167      (58)   (348)    4,789
Net earnings .............       0      0   3,091        0       0     3,091
Net contributions ........       0    127       0        0       0       127
Net undistributed earnings
    of "S" corporation
    and sole proprietorship
    at date of termination
    (note 1) .............       0     47     (47)       0       0         0
Cancellation of reacquired
    common shares (note 8)       0    (58)      0       58       0         0
Reduction of ESOP debt ...       0      0       0        0     105       105
Change in price of common
    shares repurchased which
    was provided for in 1994
    (note 9) .............       0    203       0        0       0       203
Acquisition of common
     shares (note 8) .....       0      0       0      (52)      0       (52)
Change in value and number
    of redeemable common
    shares (note 8) ......       0   (319)    (73)       0       0      (392)
                            ----------------------------------------------------
BALANCE AT DECEMBER 31,
    1995 .................      28      0   8,138      (52)   (243)    7,871

Net earnings .............       0      0   3,950        0       0     3,950
Reduction of ESOP debt ...       0      0       0        0     243       243
Acquisition of common shares
 (note 8) ................       0      0       0      (25)      0       (25)
Shares sold for cash, net of
    issuance costs (note 8)     15 10,727       0        0       0    10,742
Change in value and number of
    redeemable common shares
    (note 8) ..............      7    377   1,028        0       0     1,412
                            ----------------------------------------------------
BALANCE AT DECEMBER 31,
    1996 .................. $   50 11,104  13,116      (77)      0    24,193
                            ====================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1:  CONSOLIDATD ENTITY
Smithway Motor Xpress Corp. and subsidiary is a Fort Dodge, Iowa, based truck-load motor carrier, primarily serving shippers in the central United States and southern provinces of Canada. It operates over short-to-medium traffic routes, concentrating primarily on the flatbed segment of the truckload market.
     Smithway Motor Xpress Corp. was incorporated as a Nevada corporation on January 17, 1995, to acquire the stock of Smithway Motor Xpress, Inc.; the stock of Smithway Transportation Brokerage, Inc.; the stock of Wilmar Truck Leasing, Inc. (an "S" corporation); and the net assets of Smith Leasing (a sole proprietorship), in preparation for its initial public offering of Class A common stock. Smithway Transportation Brokerage, Inc. and Wilmar Truck Leasing, Inc. were merged into Smithway Motor Xpress, Inc. Unless otherwise indicated, the companies and sole proprietorship named in this paragraph are collectively referred to as the "Company."
     The  transactions  described  above  were  between  entities  under  common control; accordingly, they have been accounted for in a manner similar to a pooling of interests, and the accompanying consolidated financial statements represent the historical combined operations of such companies. Name references in the consolidated financial statements and the notes thereto have been changed to reflect these transactions, which were effective as of January 31, 1995. All share and per share information for all periods has been restated to reflect the conversion into Smithway Motor Xpress Corp. common stock based upon the actual shares issued.

     Pursuant  to  the acquisitions described above, Smithway Motor Xpress Corp.
issued 3,513,697 shares of its common stock as follows:

    Stockholder           Shares or Assets Relinquished   Smithway Motor Xpress
                                                           Corp. Shares Issued
--------------------------------------------------------------------------------
William G. Smith and      788,000 common shares of        942,146 Class A
    Marlys L. Smith           Smithway Motor Xpress, Inc.    common shares
                                                             and 1,000,000
                                                             Class B common
                                                             shares <F1>
                          All common shares of             269,500 Class A
                              Smithway Transportation         common shares
                              Brokerage, Inc.
                          All common shares of             2,308 Class A
                              Wilmar Truck Leasing, Inc.      common shares
                              Assets of Smith Leasing,        55,126 Class A
                              net of liabilities assumed      common shares
G. Larry Owens            60,000 common shares of          147,879 Class A
                              Smithway Motor Xpress, Inc.     common shares <F2>
Smithway Motor Xpress,    444,987 common shares of        1,096,738 Class A
    Inc. Employee Stock       Smithway Motor Xpress, Inc.     common shares
    Ownership Plan (ESOP)

<F1> Management  of  the  Company  believes the fair value of the Class A common stock is not materially different from that of the Class B common stock.

<F2> The  original  60,000 shares (147,879 Class A common shares of the Company)
     issued to G. Larry Owens, Executive Vice President of the Company, in 1994 were issued for cash based upon the appraised value of the stock for ESOP purposes.

     On July 2, 1996, the Company sold 1.5 million shares of its Class A common stock in an initial public offering. The shares were sold at $8.50 per share, for a total consideration of $12,750 before underwriting discounts and offering expenses. In addition, certain shareholders sold 650,000 shares in the initial public offering.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
Principles of Consolidation
The  consolidated  financial  statements  include the accounts of the Company as
described  in  note  1.   All significant intercompany balances and transactions
have been eliminated in consolidation.

Customers
The Company serves a diverse base of shippers. No single customer accounted for more than 10 percent of the Company's total operating revenues during any of the years ended December 31, 1996, 1995, and 1994. The Company's 10 largest customers accounted for approximately 32 percent and 34 percent of the Company's total operating revenues during 1996 and 1995, respectively. The Company's largest concentration of customers is in the steel and building materials industries, which together accounted for approximately 47 percent and 51 percent of the Company's total operating revenues in 1996 and 1995, respectively.

Drivers
The Company faces intense industry competition in attracting and retaining qualified drivers and independent contractors. This competition could result in the Company temporarily idling some of its revenue equipment or increasing the compensation the Company pays to its drivers and independent contractors.

Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers interest-bearing instruments with maturity of three months or less at the date of purchase to be the equivalent of cash.

Short-Term Investment
Short-term investment, which consisted of a certificate of deposit with a maturity of greater than three months, is stated at cost, which approximated market value.

Receivables
The financial status of customers is checked and monitored by the Company when granting credit. The Company routinely has significant dollar transactions with certain customers. At December 31, 1996, no individual customer accounted for more than 10 percent of total trade receivables. At December 31, 1995, one customer accounted for approximately 13 percent of total trade receivables.

Inventories
Inventories consist of tractor and trailer supplies and parts.   Inventories are
stated at lower of cost (first-in, first-out method) or market.

Prepaid Expenses
Prepaid expenses consist primarily of the cost of tarps, which are amortized over 36 months and the cost of tires purchased with new equipment, which are amortized six months in the year of purchase and six months in the subsequent year. The unamortized cost is included in prepaid expenses. Replacement and recapped tires are expensed when placed in service.

Accounting for Leases
The  Company  is  a  lessee of  revenue equipment under operating leases.   Rent
expense is charged to operations as it is incurred under the terms of the respective leases.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line and declining-balance methods over lives of 5 to 31 years for buildings and improvements, 5 to 7 years for tractors and trailers, and 3 to 10 years for other equipment.
     Expenditures for maintenance and minor repairs are charged to operations, and expenditures for major replacements and betterments are capitalized. The cost and related accumulated depreciation on property and equipment retired, traded, or sold are eliminated from the property accounts at the time of retirement, trade, or sale.
     In accordance with industry practices, the gain or loss on retirement or sale is included in depreciation and amortization in the consolidated statements of earnings. Gains or losses on trade-ins are included in the basis of the new asset.

Intangibles
Included in other assets are certain intangibles which are being amortized using the straight-line method over periods ranging from five to ten years. Accumu-lated amortization of $55 and $8, at December 31, 1996 and 1995, respectively, have been netted against these intangible assets.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

Revenue Recognition
The Company recognizes operating revenue when the freight to be transported has been loaded. Amounts payable to independent contractors for purchased transpor-tation, to Company drivers for wages, and other direct expenses are accrued when the related revenue is recognized. The Company operates in the short-to-medium length haul category of the trucking industry, therefore, the Company's typical customer delivery is completed one day after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery.

ESOP Indebtedness
At December 31, 1995, long-term indebtedness of the Company-sponsored leveraged ESOP was recorded in the consolidated balance sheet as a liability under the captions "Current maturities of long-term debt" and "Long-term debt, less current maturities" with a corresponding reduction in stockholders' equity under the caption "Equity reduction for ESOP debt." As principal payments were made on the debt by the ESOP, the Company's long-term debt and related stockholders' equity reduction was reduced. The outstanding debt was retired during 1996 with proceeds the ESOP received from the sale of shares owned by it in the initial public offering.

Insurance and Claims
Losses resulting from personal liability, physical damage, and workers' compen-sation are covered by insurance subject to certain deductibles, and claims resulting from cargo loss and damage are self-insured. Losses resulting from uninsured claims are recognized when such losses are known and can be estimated. The Company estimates and accrues a liability for its share of ultimate settlements using all available information. Expenses depend on actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved.

Income Taxes
Prior to the transactions described in note 1, Wilmar Truck Leasing, Inc., had elected "S" Corporation status under the Internal Revenue Code and Smith Leasing was a sole proprietorship. Accordingly, for 1994, there was no provision for income taxes in the consolidated financial statements related to these two entities, since the income tax liability or benefit accrued to the stockholders or owner and not to the Company. As discussed in note 14, a pro forma provision for income taxes (unaudited) relating to the earnings of the "S" Corporation and sole proprietorship was reflected in the pro forma data included in the accompanying consolidated statement of earnings for the year ended December 31, 1994.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Stock Option Plans
Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS 123, "Accounting for Stock-Based Compensation," which permits entities to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, CONTINUED
recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma net earnings per common share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

Net Earnings Per Common Share
Net earnings per common share (pro forma in 1994 - unaudited) have been computed by dividing net earnings by the weighted-average outstanding Class A and Class B common shares and common stock equivalents during each of the years (see note
14). Common stock equivalents include dilutive stock options issued under the Company's stock option plans.

NOTE 3:  ACQUISITIONS
On May 31, 1995, the Company entered into a five-year consulting and noncompete clause with the shareholder of Van Tassel, Inc. for $72 and assumed certain leases for trailers. The Company also purchased certain office equipment of Van Tassel, Inc. for approximately $37. The effect of this transaction is not material to the consolidated financial statements of the Company.
     In January 1996, the Company purchased certain trailers, flat racks, and office equipment from Smith Trucking Company. The Company also entered into a two-year noncompete agreement with the shareholder of Smith Trucking Company. The Company agreed to pay total consideration of $381 in the transaction. The effect of this transaction is not material to the consolidated financial state-ments of the Company.
     On October 4, 1996, the Company acquired certain assets and assumed certain liabilities and leases of Marquardt Transportation, Inc., of Yankton, South Dakota. Included in the total purchase price of $3,934 was revenue equipment totaling $3,004; intangible assets of $827; and various other assets totaling $103. The acquisition was accounted for by the purchase method of accounting. The consolidated statement of earnings reflects these operations from the date of acquisition. A summary of unaudited pro forma financial statement data, assuming this transaction had occurred on January 1, 1995 is as follows: operating revenue, $106,996 and $93,100; earnings from operations, $8,626 and $6,908; net earnings, $3,905 and $2,786; and net earnings per common share, $.92 and $.79, for 1996 and 1995, respectively.

NOTE 4:  FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and cash equivalents, short-term investment, trade receivables, other receivables, accounts payable, accrued loss reserves, and other accrued expenses: The carrying amounts approximate fair value because of the short maturity of those instruments.

     Line  of  credit:   The  carrying  value  of  the  Company's line of credit
     approximates fair value, since borrowings are at current interest rates.

     Long-term debt: The fair value of the Company's long-term debt was estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers. The carrying value of long-term debt at December 31, 1996, was $15,904; the fair value of long-term debt was $15,108.

NOTE 5:  LINE OF CREDIT
The Company has a line of credit agreement which allows advances up to the lesser of 85 percent of qualifying accounts receivable or $5,750 (see note 12). Any borrowings under this line of credit are secured by accounts receivable and inventories. At December 31, 1996, the Company had outstanding borrowings of $4,490. There were no outstanding borrowings at December 31, 1995. This line of credit bore interest at .50 percent over prime at December 31, 1996 and 1995. The interest rate at December 31, 1996 was 8.75 percent. The intrest rate would have been 9.00 percent at December 31, 1995.

NOTE 6:  LONG-TERM DEBT

The following is a summary of long-term debt at December 31, 1995 and 1996:
                               Payable        Current
                               through     interest rates      1996       1995
------------------------------------------------------------------------------
Equipment notes                 2001       5.67% to 7.90%    $15,904    $21,902
Mortgages                         -              -               -        1,074
Debt of Company-sponsored ESOP    -              -               -          243
                                                             ------------------
                                                              15,904     23,219
Less current maturities                                        3,260      4,861
                                                             ------------------
                                                             $12,644    $18,358
                                                             ==================

     The Company has pledged property and equipment with an undepreciated value of $18,674 at December 31, 1996, as security for these debts.
     Future maturities on long-term debt for years ending December 31, are as follows: 1997, $3,260; 1998, $3,477; 1999, $3,010; 2000, $3,482; and 2001,
$2,675.

NOTE 7:  INCOME TAXES

Income  taxes  consisted  of  the following components for the three years ended
December 31:

                                         Federal          State          Total
-------------------------------------------------------------------------------
1996
Current                                 $   725           $  47         $   772
Deferred                                  1,712             376           2,088
                                        ---------------------------------------
                                        $ 2,437           $ 423         $ 2,860
                                        =======================================
1995
Current                                 $ 1,088           $ 121         $ 1,209
Deferred                                  1,034             150           1,184
                                        ---------------------------------------
                                        $ 2,122           $ 271         $ 2,393
                                        =======================================
1994
Current                                 $   905           $ 165         $ 1,070
Deferred                                    704             105             809
                                        ---------------------------------------
                                        $ 1,609           $ 270         $ 1,879
                                        =======================================

     Total income tax expense differs from the amount of income tax expense computed by applying the normal United States federal income tax rate of 34 percent to income before income tax expense. The reasons for such differences are as follows:

                                                     Years ended December 31,
                                                  -----------------------------
                                                   1994       1995      1996
-------------------------------------------------------------------------------
Computed "expected" income tax expense             $ 2,315    $ 1,865   $ 1,695
State income tax expense, net of federal
  benefit                                              279        179       179
Permanent differences, primarily nondeductible
  portion of driver per diem and travel
  expenses                                             176        153       142
Tax effect (at expected federal rate) on
  income from nontaxable sole proprietorship
  and "S" Corporation                                   --        --       (210)
Other                                                   90        196        73
                                                   ----------------------------
                                                   $ 2,860    $ 2,393   $ 1,879
                                                   ============================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 7:  INCOME TAXES, CONTINUED

     Temporary differences between the financial  statement  basis of assets and liabilities  and the related deferred tax assets and liabilities at December 31,
1996 and 1995, were as follows:
                                                             1996          1995
     --------------------------------------------------------------------------
     Deferred tax assets:
       Alternative minimum tax (AMT) credit carryforwards  $   780     $    353
       Accrued expenses                                        464          334
                                                           --------------------
                 Total gross deferred tax assets             1,244          687
                                                           --------------------
     Deferred tax liabilities:
       Prepaid expenses                                       (182)        (158)
       Property and equipment                               (6,592)      (3,971)
                                                           --------------------
                 Total gross deferred tax liabilities       (6,774)      (4,129)
                                                           --------------------
                 Net deferred tax liabilities              $(5,530)      (3,442)
                                                           ====================

     At December 31, 1996 and 1995, the Company had approximately $780 and $353, respectively, in AMT credit carryforwards. These credits are available indefinitely to reduce future income tax liabilities to the extent they exceed AMT liabilities.

NOTE 8:  STOCKHOLDERS' EQUITY
The total number of shares of capital stock of all classes which the Company has the authority to issue is 30 million shares, all having a par value of one cent per share. Capital stock authorized consists of 20 million shares of Class A common stock, 5 million shares of Class B common stock, and 5 million shares of preferred stock.
     On all matters with respect to which the Company's stockholders have a right to vote, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. The Class B common stock is convertible into shares of Class A common stock on a share-for-share basis at the election of the stockholder and will be converted automati-cally into shares of Class A common stock upon transfer to any party other than William G. Smith, his wife, Marlys L. Smith, their children, their grandchildren, trusts for any of their benefit, and entities wholly owned by them.
     Pursuant to the transactions described in note 1, the Company had outstand-ing 2,513,697 shares of Class A common stock, 1 million shares of Class B common stock, and no shares of preferred stock prior to the initial public offering and reacquired shares described below.
     The Company reacquired 14,899 common shares during 1994 at a cost of $21. These common shares were canceled by the Company as a result of the transactions described in note 1. The Company also reacquired 9,627 and 4,777 common shares in 1995 and 1996 at a cost of $52 and $25, respectively.
     Effective July 2, 1996, the Company sold 1.5 million shares of its Class A common stock in an initial public offering. The shares were sold at $8.50 per share, for a total consideration of $12,750. Underwriting discounts and offering expenses were $2,008, resulting in net proceeds to the Company of $10,742.
     At December 31, 1994, the Company provided a current liability of $310 for certain minority common shares of the Company which were not acquired in the transaction described in note 1. Such amount was charged to additional paid-in capital and retained earnings, since these shares were reacquired as fractional shares after a reverse stock split by the Company in 1995. The actual purchase price of these fractional shares during 1995 differed from $310 due to a change in the purchase price of the fractional shares from an anticipated initial public offering price to the appraised value of the Company at December 31, 1994, and a change in the number of shares repurchased. The effect of these changes was $203 and was reflected in additional paid-in capital during 1995.
     The Company adopted an outside director stock option plan effective March 1, 1995. The Company has reserved 25,000 shares of Class A common stock for issuance pursuant to the plan agreement. The term of each option shall be six years from the grant date. Options vest on the first anniversary of the grant date. Exercise price of each stock option is 85 percent of the fair market value of the common stock on the last day of the calendar month immediately preceding the date of grant. In July 1996, the Company granted options covering 3,000 shares with an exercise price of $7.23 per share.

     The Company adopted an incentive stock option plan effective March 1, 1995. The Company has reserved 225,000 shares of Class A common stock for issuance pursuant to the plan agreement. On March 1, 1995, the Company granted options covering 85,000 shares to certain employees at an exercise price of $9.50 per share. Such options become excercisable between January 1, 1996, and January 1, 2000, at the rate of 20 percent per year. As of December 31, 1996, none of the 17,000 eligible shares had been exercised and no additional shares had been granted. Any shares which expire unexercised or are forfeited become available again for issuance under the plan. Under this plan, no awards of incentive stock options may be made after December 31, 2004.
     The Company applied APB Opinion No. 25 in accounting for its stock option plans; and, accordingly, no compensation expense has been recognized in the consolidated financial statements. Had the Company determined compensation based on the fair value at the grant date for its outstanding stock options under SFAS 123, the effect on Company's net earnings and net earnings per common share for 1996 and 1995 would have been immaterial. The full impact of calculating compensation cost for stock options under SFAS 123 is reflected over the options' vesting period.

     The  assumptions  used  by  the Company in estimating the fair value of its outstanding  stock options at grant date and the results of its calculations are as follows:
                                      Outside director            Incentive
                                      stock option plan       stock option plan
                                      -----------------       -----------------
Pricing model                             Black Scholes           Minimum value
Risk-free interest rate                           6.44%                   7.12%
Expected life                                   3 years                 6 years
Expected volatility                                 20%                     N/A
Expected dividends                                 None                    None
Estimated fair value at grant date      $2.72/per share                    None

NOTE 9:  ESOP AND REDEEMABLE CLASS A COMMON STOCK
In connection with a purchase of common stock from a previous stockholder, the ESOP incurred a note payable, which had a balance of $243 as of December 31, 1995. Such debt was recorded in the accompanying consolidated balance sheets
- see note 6. The outstanding debt was retired by the ESOP during 1996 with the proceeds the ESOP received from stock it sold in the initial public offering. Actual interest expense on the ESOP debt was $11, $31, and $41 during the years ended December 31, 1996, 1995, and 1994, respectively. Contributions made to the plan for the years ended December 31, 1996, 1995, and 1994, were $-0-, $138, and $138. The ESOP owned 585,454 and 1,080,677 shares of the Company's Class A common stock at December 31, 1996 and 1995, respectively.
     The plan provides for 100 percent vesting after six years of service. Vested benefits will normally be distributed to the participant from the plan upon death or retirement in the form of cash or Company stock. Participants may sell the stock they received to a third party; however, the Company had the right of first refusal to purchase the stock, until the date of the initial public offering, at which time the right of first refusal expired.
     The participant or beneficiary had two put options to the employer which required the Company purchase the shares at a price equal to its value in cash or in installments over a period of five years. The first 60-day put option began the day following the date the stock was distributed to the participant or beneficiary. The second 60-day put option began the first day of the fifth month of the plan year following the date of such stock distribution. Distribution of shares only occurs upon termination of employment or retirement.
     Due to the put option, the total appraised value at which the Company would have to repurchase the shares at December 31, 1995, of the 649,710 vested shares of Class A common stock, was classified as redeemable Class A common stock in the accompanying consolidated balance sheets and not as part of consolidated non-redeemable common stockholders' equity. A change in the balance of redeemable Class A common stock resulted from the change in the number of vested shares and the change in the appraised value during the periods.
     In accordance with provisions of the ESOP and applicable law, the rights to these put options no longer existed upon the effective date of the initial public offering of common stock by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 10:  EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
The Company has an Employees' Profit Sharing and Savings Plan, which is a qualified plan under the provisions of Sections 401(a) and and 501(a) of the Internal Revenue Code. Eligible employees are allowed to contribute up to a maximum of 15 percent of pretax compensation into the plan.
     Employers may make savings, matching, and discretionary contributions, subject to certain restrictions. During the years ended December 31, 1996, 1995, and 1994, Company contributions totaled $-0-, $64, and $50, respectively. Effective January 1, 1997, the ESOP was merged into the Employees' Profit Sharing and Savings Plan.

NOTE 11:  LEASE COMMITMENTS
The Company has entered into various noncancelable operating leases for transportation equipment and buildings which will expire over the next five years. Under the leases for transportation equipment, the Company is responsible for all repairs, maintenance, insurance, and all other operating expenses.
     Approximate future minimum lease payments under noncancelable operating leases as of December 31, 1996, totaled $4,028 and are payable as follows: 1997, $1,586; 1998, $1,583; 1999, $699; 2000,$156; and 2001, $4.
     Certain leases on transportation equipment require the Company to guarantee the value at the maturity of the lease at amounts varying from 10 percent to 20 percent of the original equipment cost. The maximum contingent liability under such leases is approximately $883 from 1997 to 2001.
     Rent charged to expense on the above leases, expired leases, and short-term rentals was $1,462 in 1996; $1,901 in 1995; and $1,621 in 1994.

NOTE 12:  CONTINGENT LIABILITIES
The Company's insurance program for personal liability, physical damage, and workers' compensation involves self-insurance for losses up to $50 per claim, $50 per claim, and $100 per claim, respectively.
     At  December  31,  1996  and 1995, the Company had approximately $1,267 and
$1,370, respectively, accrued for its estimated liability for incurred losses related to these programs. Losses in excess of the self-insured amount per claim are covered by insurance companies.
     The insurance companies require the Company to provide letters of credit to provide funds for payment of the self-insured amounts. At December 31, 1995, the Company had two standby letters of credit from a commercial bank in the amounts of $500 and $100, both expiring on January 11, 1996. The letters of credit were secured by a certificate of deposit in the amount of $500 at December 31, 1995, held by a commercial bank. At December 31, 1996 and 1995, the Company also had a $1,000 letter of credit from a commercial bank. The letter of credit is secured by the collateral described in note 5 for the $5,750 line of credit with the same bank. This letter of credit directly reduces the amount of potential borrowings available under this line of credit. In addition, funds totaling $862 and $801 were held by the insurance companies as deposits at December 31, 1996 and 1995, respectively.
     The Company's insurance program for health insurance provided as an employee benefit for all eligible employees involves self-insurance for losses up to $60 per claim and an aggregate loss of $940. At December 31, 1996 and 1995, the Company had approximately $268 and $400, respectively, accrued for its estimated liability related to these claims.
     The Company is also involved in certain legal actions and proceedings arising from the normal course of operations. Management believes that liability, if any, arising from such legal actions and proceedings will not have a material adverse effect on the financial position of the Company.

NOTE 13:  TRANSACTIONS WITH RELATED PARTIES
At December 31, 1996 and 1995, other receivables included $66 in receivables from an officer and a related party.

NOTE 14:  PRO FORMA DATA (UNAUDITED)
Unaudited pro forma corporate income taxes on the earnings for the year ended December 31, 1994, of Wilmar Truck Leasing, Inc., an "S" Corporation, and Smith Leasing, a sole proprietorship, as if those operations had been subject to corporate income taxes would have been federal income taxes of $200 and state income taxes of $32. Pro forma corporate income taxes relating to these opera-tions for the period January 1, 1995, to January 31, 1995, the effective date of the transactions described in note 1, were insignificant.
     The difference between the pro forma expected income tax expense (computed using the federal income tax rate of 34 percent) and the pro forma income tax expense is the effect of state income taxes, net of federal benefit.
     Pro forma net earnings per common share have been based upon the number of common shares which would have been outstanding considering the actual conver-sion ratio of Smithway Motor Xpress, Inc. shares into Smithway Motor Xpress Corp. shares and as though the 326,934 common shares issued in connection with the Smithway Transportation Brokerage, Inc.; Wilmar Truck Leasing, Inc.; and Smith Leasing acquisitions had been outstanding during all periods presented, which assumes the transactions described in note 1 had taken place January 1, 1994.

NOTE 15:  QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for the Company for 1996 and 1995 is as follows:

                                   March     June    September  December
                                    31         30        30       31
------------------------------------------------------------------------
1996
Operating revenue                 $19,860    $23,411   $24,937   $25,459
Earnings from operations            1,296      2,524     2,534     2,005
Net earnings                          513      1,154     1,330       952
Net earnings per common share         .15        .33       .27       .19

1995
Operating revenue                 $18,273    $19,075   $20,695   $19,297
Earnings from operations            1,680      1,775     2,016     1,239
Net earnings                          813        853     1,032       393
Net earnings per common share         .23        .24       .29       .11

As a result of rounding, the total of the four quarters may not equal the Company's results for the year.

NOTE 16:  SUBSEQUENT EVENT (UNAUDITED)
In February 1997, the Company acquired tractors, trailers, and certain other assets of Pirie Motor Freight, Inc. of Fort Dodge, Iowa. In exchange for these assets, the Company assumed and repaid approximately $1.25 million in equipment financing secured by these assets and paid a percentage of revenue for a noncompete and consulting agreement. Pirie Motor Freight had approximately $2.8 million of revenue during 1996.

INVESTOR INFORMATION

--------------------------------------------------------------------------------
STOCK LISTING      Smithway Motor  Xpress  Corporation's Class A Common Stock is
                   traded on The Nasdaq Stock Market under the symbol SMXC. The shares were listed on June 27, 1996, upon completion of its initial public offering of 2,150,000 shares of its Class A
                   Common Stock. Prior to that date, there was no public market for its stock. Below is a quarterly summary of the high and low bid prices as reported by Nasdaq.

--------------------------------------------------------------------------------

COMMON STOCK                                       Year ended December 31, 1996
PRICE RANGE                                          High               Low
                                                   ----------------------------
                   First Quarter ended March 31       $   -           $   -
                   Second Quarter ended June 30         8.50            8.50
                   Third Quarter ended September 30     8.50            7.50
                   Fourth Quarter ended December 31     9.375           8.00
                   Range for the year                 $ 9.375         $ 7.50

--------------------------------------------------------------------------------
STOCK OWNERSHIP    At the December 31, 1996, the company had 3,999,293 shares of
                   Class  A  Common  Stock  outstanding,  33.7%  of  which  were
                   beneficially owned by  company  management.   There  were  42
                   registered  stockholders   of  record  and  more  than  1,200
                   beneficial holders on March 10, 1997.

--------------------------------------------------------------------------------
DIVIDEND POLICY    The company  has  not  paid a cash dividend on its Class A or
                   Class B Common Stock since the date of its initial public offering. The Board of Directors presently intends to retain earnings to finance the growth of the company's business and does not intend to declare any dividends in the foreseeable future.

--------------------------------------------------------------------------------
SEC FORM 10-K      A   copy  of  the  report  to  the  Securities  and  Exchange
                   Commission on Form 10-K, may be obtained without charge upon written request to the Finance Department at Smithway Motor
                   Xpress Corporation's headquarters.

--------------------------------------------------------------------------------
ANNUAL MEETING     The annual  meeting of stockholders will be held on Thursday,
                   May 8,  1997,  at  9:30  a.m.  CST at 2031 Quail Avenue, Fort
                   Dodge, Iowa.   All  stockholders  are  urged  to  attend this
                   meeting, or mail their proxies so that they may participate in the matters that will be voted upon.

--------------------------------------------------------------------------------
REGISTRAR AND      UMB Bank, n.a., 928 Grand Avenue, Kansas City, MO  64106
TRANSFER AGENT

--------------------------------------------------------------------------------
CORPORATE OFFICES  Smithway  Motor  Xpress  Corporation,  Post  Office  Box 404,
                   Fort Dodge, Iowa 50501. (515) 576-7418

--------------------------------------------------------------------------------
INDEPENDENT PUBLIC KPMG Peat Marwick LLP, Des Moines, Iowa
ACCOUNTANTS

--------------------------------------------------------------------------------
ADDITIONAL         For   additional  information  about  Smithway  Motor  Xpress
INFORMATION        Corporation,  please contact:  G. Larry Owens, Executive Vice
                   President and Chief Financial Officer, at the corporate address shown above.

EXECUTIVE OFFICERS AND DIRECTORS
--------------------------------------------------------------------------------
EXECUTIVE OFFICERS      William G. Smith
                        Chairman of the Board, President and Chief Executive
                        Officer

                        G. Larry Owens
                        Executive Vice President and Chief Financial Officer

                        Martin D. Smith
                        Director of Operations

                        Michael E. Oleson
                        Treasurer and Chief Accounting Officer

                        Daniel S. O'Brion
                        Director of Sales and Marketing

--------------------------------------------------------------------------------
BOARD OF DIRECTORS      William G. Smith
                        Chairman of the Board, President and Chief Executive
                        Officer

                        G. Larry Owens
                        Executive Vice President and Chief Financial Officer

                        Terry G. Christenberry
                        Investment banker
                        Christenberry, Collet & Company, Inc.
                        Kansas City, Missouri

                        Herbert D. Ihle
                        President, Diversified Financial Services, a management and financial consulting firm Minneapolis, Minnesota

                        Robert (Bob) E. Rich
                        Certified public accountant and private investor Fort Dodge, Iowa

                          Smithway Motor Xpress Corp.

                                  P.O. Box 404

                              Fort Dodge, IA 50501

                                  515/576-7418